VNET Group, Inc.

Guanjie Building Southeast 1st Floor

10# Jiuxianqiao East Road

Chaoyang District, Beijing, 100016

People’s Republic of China

December 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Jennifer Gowetski
Mr. Andrew Mew

Re:	VNET Group, Inc. (the “Company”)
Responses to the Staff’s Comment Letter Dated November 21, 2023
File No. 001-35126

Dear Ms. Gowetski and Mr. Mew:

This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated November 21, 2023 (the “Comment Letter”) on Form 20-F for the fiscal year ended December 31, 2022 publicly filed with the Commission on April 26, 2023 (the “Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not defined herein are used herein as defined in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 156

1.	We note your response to prior comments 1 and 3. Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. Please amend your filing to disclose and quantify any ownership interests held by governmental entities, including any ownership interests held by state-owned enterprises, in all of your consolidated operating entities, including variable interest entities or similar structures. In particular, we note a 49% equity interest in Shanghai Wantong VNET Information Technology Co., Ltd., a subsidiary of one of the VIEs, Beijing Yiyun Network Technology Co., Ltd., which is beneficially owned by a PRC state-owned enterprise in Shanghai and a 40% equity interest in Hangzhou Hanggang Shilian Cloud Technology Co., Ltd., a subsidiary of Beijing Yiyun Network Technology Co., Ltd., which is beneficially owned by a PRC state-owned enterprise in Hangzhou, Zhejiang province. In addition, please clarify the statement in your response to prior comment 1 that your VIEs’ subsidiaries are not owned by a governmental entity in mainland China.

The Company respectfully submits that to its best knowledge, except for (a) a 49% equity interest in Shanghai Wantong VNET Information Technology Co., Ltd., a subsidiary of one of the VIEs, Beijing Yiyun Network Technology Co., Ltd., which is beneficially owned by a PRC state-owned enterprise in Shanghai and (b) a 40% equity interest in Hangzhou Hanggang Shilian Cloud Technology Co., Ltd., a subsidiary of Beijing Yiyun Network Technology Co., Ltd., which is beneficially owned by a PRC state-owned enterprise in Hangzhou, Zhejiang province, none of ordinary shares of, or equity interest in, VNET Group, Inc., its subsidiaries, the VIEs, and the VIEs’ subsidiaries is held by governmental entities in mainland China.

In addition, the Company would like to further clarify the statement in its response to prior comment 1 that “…the VIEs’ subsidiaries are not owned or controlled by a governmental entity in mainland China” is because the PRC state-owned enterprises only beneficially own minority/non-controlling equity interests in Shanghai Wantong VNET Information Technology Co., Ltd. and Hangzhou Hanggang Shilian Cloud Technology Co., Ltd., respectively, as set forth above. The Company interpreted and used the word “own” as having the meaning equivalent to “control” in that statement.

In response to the Staff’s comment, the Company proposes to file an amendment to Form 20-F to amend and restate in its entirety “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” in the Amendment No. 1 as follows:

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

On December 16, 2021, the Public Company Accounting Oversight Board, or the PCAOB, issued a report to notify the SEC its determinations that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and identified the registered public accounting firms that were subject to such determinations. Our former auditor was identified by the PCAOB and was subject to the determination. On May 26, 2022, we were conclusively identified by the SEC as a Commission-Identified Issuer under the Holdings Foreign Companies Accountable Act, or the HFCA Act, following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report.

As of the date of this annual report, to our best knowledge, (i) except for (a) a 49% equity interest in Shanghai Wantong VNET Information Technology Co., Ltd., a subsidiary of one of the VIEs, Beijing Yiyun Network Technology Co., Ltd., which is beneficially owned by a PRC state-owned enterprise in Shanghai and (b) a 40% equity interest in Hangzhou Hanggang Shilian Cloud Technology Co., Ltd., a subsidiary of Beijing Yiyun Network Technology Co., Ltd., which is beneficially owned by a PRC state-owned enterprise in Hangzhou, Zhejiang province, none of ordinary shares of, or equity interest in, VNET Group, Inc., its subsidiaries, the VIEs, and the VIEs’ subsidiaries is held by governmental entities in mainland China, Hong Kong, Singapore, the British Virgin Islands or the Cayman Islands in which such entities are incorporated; (ii) no governmental entities in mainland China, the applicable foreign jurisdiction with respect to our independent registered public accounting firm, have a controlling financial interest with respect to VNET Group, Inc., its subsidiaries, the VIEs and the VIEs’ subsidiaries; (iii) no member of the boards of directors of VNET Group, Inc., its subsidiaries, the VIEs and the VIEs’ subsidiaries is an official of the Chinese Communist Party; and (iv) the currently effective memorandum and articles of associate of each of VNET Group, Inc., its subsidiaries, the VIEs and the VIEs’ subsidiaries do not contain charter or the text of charter of the Chinese Communist Party.

2.	Your response to prior comment 2 indicates that you reviewed the profiles of the directors and conducted inquiries before concluding nothing has come to your attention suggesting that any member of the boards of directors is an official of the Chinese Communist Party or has any memberships or affiliations that could reasonably result in such member being considered an official of the Chinese Communist Party. Please tell us in more detail how you considered the profile of Mr. Jie Dong and particularly his roles at China Investment Corporation. Please also tell us how you considered whether Mr. Dong has any current or prior memberships on, or affiliations with, committees of the Chinese Communist Party that are not addressed in his biography on page 126 of your Form 20-F and whether he is a member of the Chinese Communist Party.

The Company understands that Item 16(I)(4) requires a registrant to disclose “the name of each official of the Chinese Communist Party who is a member of the board of directors of the registrant or the operating entity with respect to the registrant,” and respectfully submits that while Mr. Jie Dong is the CEO of the Company, he is not a member of the board of directors of the Company or any consolidated operating entity of the Company.

In response to the Staff’s comment, the Company respectfully submits that as part of the Company’s annual compliance and reporting procedures for the preparation of the Form 20-F, the Company has requested Mr. Jie Dong to complete a questionnaire, which seeks written confirmation regarding his profile including his experience at China Investment Corporation. Mr. Dong served in various roles at China Investment Corporation for over a decade, focusing on mergers and acquisitions and asset investments. As shown in China Investment Corporation’s website, China Investment Corporation was established as a vehicle to diversify China’s foreign exchange holdings and makes overseas investments and equity investments in financial institutions in China. The Company believes that although China Investment Corporation is a wholly state-owned company, merely being employed by China Investment Corporation does not automatically or necessarily make such employee an official of the Chinese Communist Party.

The Company also conducted inquiries to and requested Mr. Jie Dong to complete a separate questionnaire regarding his status as member and official of the Chinese Communist Party. Mr. Dong has confirmed in writing that while he is a member of the Chinese Communist Party, he is not an official of the Chinese Communist Party either before or during the term of serving as chief executive officer of the Company. The Company also conducted internet search using keywords of Mr. Dong’s name and the results did not reveal that Mr. Dong has been an official of the Chinese Communist Party. In connection with such inquiries, questionnaire and search, the Company has taken into consideration Mr. Dong’s current or prior memberships on, or affiliations with, committees of the Chinese Communist Party, to the extent such information is known to the Company, in its determination process.

After taking the foregoing steps, nothing has come to the Company’s attention suggesting that Mr. Dong is an official of the Chinese Communist Party or has any memberships or affiliations that could reasonably result in him being considered an official of the Chinese Communist Party.

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If you have any questions regarding this submission, please contact the Company’s U.S. counsel Will H. Cai of Cooley LLP by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Qiyu Wang
Qiyu Wang
Chief Financial Officer

cc:	Will H. Cai, Esq. Cooley LLP